
SEC MAIL
RECEIVED
PROCESSING
MAR 2007
WASH. D.C.
151
SECTION

SECUR[illegible]ON

07006269

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAY 07 2007
WASH. D.C. 210 SECTION

SEC FILE NUMBER
8- 66771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
(No. and Street)

Phoenix (City) Arizona (State) 85004-1072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven E. Rothstein 770 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

Judith B. Embry
Notary Public
Cobb County, GA
June 17, 2010

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Financial Advisors, Inc.
An indirectly wholly owned subsidiary of American International Group, Inc.
Statement of Financial Condition
December 31, 2006

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	51,194
Cash segregated under federal and other regulations		1,004
Receivables from broker-dealers and clearing organizations		5,228
Receivables from investment advisors		5,750
Securities pledged to insurance company		880
Securities owned, at market value		240
Notes and accounts receivable from registered representatives, net of allowance of $1,051		4,779
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $17,382		1,142
Goodwill		26,468
Deferred taxes		18,542
Prepaid expenses and other assets		6,266
Total assets	$	121,493
Liabilities and Stockholder's Equity		
Commissions payable	$	13,762
Accounts payable and accrued expenses		8,397
Securities sold, not yet purchased, at market value		8
Payables to affiliates, net		1,672
Income taxes payable to Parent		2,129
Other liabilities		10,717
Total liabilities		36,685
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock - $250 par value; 1,000 shares authorized and outstanding		250
Additional paid-in capital		62,236
Retained earnings		22,322
Total stockholder's equity		84,808
Total liabilities and stockholder's equity	$	121,493

The accompanying notes are an integral part of these financial statements.

AIG Financial Advisors, Inc.
An indirect wholly owned subsidiary of American International Group, Inc.
Index
December 31, 2006



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
AIG Financial Advisors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of AIG Financial Advisors, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 28, 2007

AIG Financial Advisors, Inc.

An indirectly wholly owned subsidiary of American International Group, Inc.

Statement of Operations

Year Ended December 31, 2006

(in thousands of dollars)

Commissions	
Commission revenue	$ 202,327
Commission expense	(189,930)
Net retained commissions	12,397
Other Revenues	
Investment advisory fees	60,659
Sponsor revenue	22,331
Other income	8,298
Total other revenues	91,288
Other Expenses	
Investment advisory fees	(46,618)
Marketing and meeting expense	(2,830)
General and administrative	(41,881)
Total other expenses	(91,329)
Income before income taxes	12,356
Provision for income taxes	(4,557)
Net income	$ 7,799

The accompanying notes are an integral part of these financial statements.

AIG Financial Advisors, Inc.

An indirectly wholly owned subsidiary of American International Group, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balances at December 31, 2005, as reported	1,000	$ 250	$ 62,148	$ 28,055	$ 90,453
Adjustment to beginning retained earnings (Note 12)	-	-	-	3,968	3,968
Balances January 1, 2006, as restated	1,000	250	62,148	32,023	94,421
Capital contribution from Parent	-	-	88	-	88
Dividends paid to Parent	-	-	-	(17,500)	(17,500)
Net income	-	-	-	7,799	7,799
Balances at December 31, 2006	1,000	$ 250	$ 62,236	$ 22,322	$ 84,808

The accompanying notes are an integral part of these financial statements.

AIG Financial Advisors, Inc.

An indirectly wholly owned subsidiary of American International Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	7,799
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		853
Deferred taxes		364
Unrealized gain on securities		(119)
Compensation expense contributed by Parent		88
(Increase) decrease in operating assets		
Cash segregated under federal and other regulations		5
Receivables from broker-dealers and clearing organizations		3,445
Receivables from investment advisors		(2,107)
Securities pledged to insurance company		492
Securities owned, net		542
Notes and accounts receivable from registered representatives		(1,252)
Prepaid expenses and other assets		481
Increase (decrease) in operating liabilities		
Commissions payable		2,436
Payables to affiliates, net		371
Accounts payable and accrued expenses		1,073
Securities sold, not yet purchased		(27)
Income taxes payable to Parent		(3,793)
Other liabilities		2,637
Net cash provided by operating activities		13,288
Cash flows from investing activities		
Purchase of furniture, equipment, leasehold improvements and software		(384)
Net cash used in investing activities		(384)
Cash flows from financing activities		
Dividends paid to Parent		(17,500)
Net decrease in cash and cash equivalents		(4,596)
Cash and cash equivalents - beginning of year		55,790
Cash and cash equivalents - end of year	$	51,194
Supplemental cash flow information		
Income tax payments (paid to Parent)	$	7,986

Non-cash financing activity:

During the year ended December 31, 2006, the Company recorded officer compensation totaling $88 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

AIG Financial Advisors, Inc. (the "Company" or "AFA") was incorporated in October 2004. It was formed primarily to facilitate the merger of three affiliated broker-dealers. In May 2005, the Company became a registered broker-dealer with the National Association of Securities Dealers. AFA commenced operations upon the merger of the affiliated broker-dealers on October 31, 2005.

The Company is a wholly-owned subsidiary of AIG Advisor Group ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

Commission Revenue and Expense

Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense

The Company receives sponsor revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's representative meetings. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees

Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned, are carried at market with unrealized gains and losses reflected in the Statement of Operations.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities when purchased of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent reps as part of its hiring and retention process. Reserves are established on these receivables if the rep is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets in the Statement of Financial Condition.

Furniture, Equipment, Leasehold Improvements and Software
Furniture, equipment, leasehold improvements and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Goodwill
Goodwill is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers profitability and an assessment of the fair value as well as the overall market value of the Company compared to its net book value.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The amount of deferred taxes payable or receivable are based

upon anticipated changes enacted to tax laws and rates. Deferred tax expenses or benefits are recognized in the Statement of Operations for the changes in deferred tax liabilities or assets between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates.

Recent accounting pronouncement

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"), as required, on January 1, 2007. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce stockholder's equity. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of January 1, 2007.

Management is currently evaluating the potential impact of the Company's adoption of FIN 48.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $1,004,000 as of December 31, 2006 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated refunds due customers and breakpoint refund reserves.

4. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2006 consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$ 1,797
Fees and commissions receivable	3,431
	$ 5,228

5. Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, leasehold improvements and software consist of the following at December 31, 2006:

(in thousands of dollars)

Computer equipment	$	5,462
Furniture, fixtures and equipment		6,397
Software		6,665
		18,524
Less accumulated depreciation and amortization		(17,382)
	$	1,142

For the year ended December 31, 2006, depreciation expense totaled approximately $853,000 and is included in general and administrative expense in the accompanying Statement of Operations.

6. Securities Owned and Sold, not yet purchased

Securities owned and sold, not yet purchased at December 31, 2006 are summarized as follows:

(in thousands of dollars)

		Owned		Sold, not yet purchased
Corporate stocks	$	240	$	-
Debt securities issued by US Treasury and other U.S. Government corporations and agencies		-		8
	$	240	$	8

7. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2006 includes $15,403,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2006 includes $13,843,000 paid on sales of products sponsored by Affiliates.

The Company's sponsor revenues are determined and collected by an affiliated broker-dealer for all broker dealers owned by the Group. The Company's portion of gross sponsor revenue for the year ended December 31, 2006 was $22,331,000.

The Parent negotiates insurance policies for the Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2006, the Company was allocated approximately

$1,216,000 for these expenses which is reflected in other income in the accompanying Statement of Operations.

The Company has pledged $880,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $4,253,000 for the year ended December 31, 2006, which is included in other income in the Statement of Operations.

The Parent pays for expenses related to the Group's internal software and allocates a portion to each broker-dealer. The Company's portion of allocated software expense amounted to $6,526,000 for the year ended December 31, 2006, which is included in general and administrative expenses in the Statement of Operations.

At December 31, 2006 the Company had the following intercompany receivables and payables from/to affiliates:

(In Thousands of dollars)

	Due (to)/from
AIG SunAmerica Financial	$ (2,108)
Advantage Capital Corporation	22
Financial Services Corporation	(185)
FSC Securities	1,409
American General Securities	(26)
Royal Alliance Associates	(784)
	$ (1,672)

8. Deferred Commissions Payable

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the effect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. The plan is closed to new participants. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. Amounts payable by the Company as of December 31, 2006 amounted to $3,318,000.

9. Income Taxes

The components of the provision for income taxes at December 31, 2006, are as follows:

(in thousands of dollars)

Current		
Federal	$	4,052
State		141
		4,193
Deferred		
Federal		354
State		10
	$	364
Total		4,557

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 36.9 percent for the year ending December 31, 2006, is primarily due to state and local taxes. Deferred taxes assets principally arise as a result of temporary differences from depreciation and amortization, deferred compensation, bad debt expense and legal reserves.

10. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2006, the Company had net capital of $17,319,000, which was $17,069,000 in excess of the amount required. The Company had no debit items at December 31, 2006.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

11. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In the opinion of management, additional amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position of the Company.

During the year ended December 31, 2006, the Company accrued $1,800,000 for potential losses arising from regulatory assessments outstanding at year-end.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation
The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker-dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell

financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company believes such risk of loss to be remote.

Leases

The Company has non-cancelable leases for its office space, which expire in 2012. The leases provided for abatements during the first twelve months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2006, the aggregate minimum annual obligations under all operating leases were as follows:

(in thousands of dollars)

Year Ending December 31,		
2007	$	1,673
2008		908
2009		875
2010		875
2011		875
Thereafter		219
	$	5,425

Rent expense was $2,019,000 and sublease income was $508,000 for the year ended December 31, 2006. The Company has subleases for certain office space with future minimum rents to be received of approximately $468,000 in 2007.

12. Adjustment to Beginning Retained Earnings

The Company has recorded an adjustment to beginning retained earnings to appropriately reflect federal and state deferred tax assets which should have been recognized as of December 31, 2005 and to appropriately reflect estimated state and federal taxes payable as of December 31, 2006. The adjustment to increase retained earnings totaling $3,968,000 relates to recognition of the following:

(In thousand of dollars)

Increase federal deferred tax assets	$ 1,866
Increase state deferred tax assets	506
Increase federal taxes payable	(648)
Decrease state taxes payable	2,244
	$ 3,968

AIG Financial Advisors, Inc.
An indirectly wholly owned subsidiary of American International Group, Inc.
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2006 **Schedule 1**

(in thousands of dollars)

Total stockholder's equity	$	84,808
Less nonallowable assets		
Other unsecured receivables		(7,923)
Unsecured customer debits held at clearing broker		(27)
Prepaid expenses and other assets		(12,297)
Furniture, equipment, leasehold improvements and software, net		(1,142)
Goodwill		(26,468)
Deferred taxes		(18,542)
Net capital before haircuts on securities positions		18,409
Less haircuts		
Deduction for excess fidelity bond		(20)
Haircuts on securities owned, including pledged securities		(1,070)
Net capital		17,319
Alternative minimum net capital requirement		250
Excess net capital	$	17,069

Reconciliation with Company's computation (included in Part II of the Form X-17A-5) as of December 31, 2006.

Net capital as reported in the Company's Part II (unaudited) FOCUS report:	$	17,077
Adjustments:		
Federal income tax expense		(228)
State income tax expense		470
Net capital per above	$	17,319

AIG Financial Advisors, Inc.

An indirectly wholly owned subsidiary of American International Group, Inc.

Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2006 **Schedule II**

The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(i) and (k)(2)(ii).



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Illustrative Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
AIG Financial Advisors, Inc.:

In planning and performing our audit of the financial statements of AIG Financial Advisors, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 28, 2007

AIG Financial Advisors

AIG Financial Advisors, Inc.
Member NASD and SIPC
2800 N. Central Avenue, Suite 2100
Phoenix, AZ 85004

800.552.3319
602.744.3000

May 3, 2007


SEC MAIL PROCESSING
RECEIVED
MAY 07 2007
WASH, D.C.
210
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Registration Branch

To Whom It May Concern,

AIG Financial Advisors, Inc. ("AIGFA") is in receipt of your letter dated April 25, 2007. We appreciate the opportunity to respond to this matter. Please accept this letter as our response.

Please note that AIGFA filed an Annual Audited Report Form X-17A-5 with the Securities and Exchange Commission on March 1, 2007. The full set of financials previously filed can be deemed "public" and a Statement of Financial Condition is not required as we no longer have a separately bound Statement of Financial Condition.

Should concerns arise with respect to this matter or additional information is needed, please feel free to contact the undersigned directly either in writing at the Phoenix address, by telephone at (602) 744-3107 or via e-mail at: lhunter@aigfa.com.

Respectfully,

AIG Financial Advisors, Inc.

Laci Hunter
Compliance Regulatory Analyst


END